	Actual - Month Ended											
	Jan-19	Feb-19	Mar-19	Apr-19	May-19	Jun-19	Jul-19	Aug-19	Sep-19	Oct-19	Nov-19	Dec-19
Consolidated Net Reven	**$0.00**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**
Revenue Stream 1	*$0.00*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*
Revenue Stream 2	*$0.00*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*
Revenue Stream 3	*$0.00*	*$0.00*	*$0.00*	*$0.00*	*$0.00*	*$0.00*	*$0.00*	*$0.00*	*$0.00*	*$0.00*	*$0.00*	*$0.00*
Revenue Stream 4	*$0.00*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*
Revenue Stream 5	*$0.00*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*	*$0.0*
Gross Profit	**$0.00**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**
Gross Margin	*0%*	*0%*	*0%*	*0%*	*0%*	*0%*	*0%*	*0%*	*0%*	*0%*	*0%*	*0%*
Consolidated Opex	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**
Salaries	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Sales & Marketing	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Other	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Operating Profit/Loss	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**

	Jan-19	Feb-19	Mar-19	Apr-19	May-19	Jun-19	Jul-19	Aug-19	Sep-19	Oct-19	Nov-19	Dec-19
Beginning Cash	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Net Increase/Decrease	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Ending Cash	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**	**$0.0**

	Actual Balance Sheet
	Mar-20
Cash	$0
Accounts Receivable	$0
Inventories	$0
Other Assets	$0
Total Assets	**$0.0**
Accounts Payable	$0
Other Current Liabilities	$0.0
Convertible Notes	$0.0
Other Debt	$0.0
Other LT Liabilities	$0.0
Total Liabilities	**$0.0**
Common Stock	$0.0
Preferred Stock	$0.0
Other	$0.0
Total Shareholders Equit	**$0.0**
Total Libailities & SE	**$0.0**

We have been paying out of pocket for everything up to this point.

3/25/2020